Exhibit 99.(g)(4)

AMENDED AND RESTATED SCHEDULE II TO THE CUSTODY AGREEMENT
DATED MARCH 20, 2009

SERIES:

Grail American Beacon Large Cap Value ETF

Grail American Beacon International Equity ETF

RP Growth ETF

RP Focused Large Cap Growth ETF

Grail McDonnell Intermediate Municipal Bond ETF

Grail McDonnell Core Taxable Bond ETF

Grail Western Asset Ultra Short Duration ETF

Effective: August 31, 2010

EACH FUND LISTED ABOVE	THE BANK OF NEW YORK MELLON

By:	By:
Name:	Name:
Title:	Title: